June 20, 2011

VIA EDGAR and Facsimile

Peggy Kim, Esq.
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549-3628

Re:       Beckman Coulter, Inc. Amendment No. 7 to Schedule TO-T filed on June 16, 2011

            Filed by Djanet Acquisition Corp. and Danaher Corporation

            File No. 5-40103

Dear Ms. Kim:

On behalf of Danaher Corporation and Djanet Acquisition Corp. (collectively “Danaher”), we submit the following responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) set forth in your letter dated June 17, 2011 (the “Comment Letter”) regarding Danaher’s Tender Offer Statement on Schedule TO originally filed on February 15, 2011 (as amended, the “Schedule TO”).  Danaher has also filed Amendment No. 8 to the Schedule TO (“Amendment No. 8”), portions of which are referenced in our response below.

For your convenience, we have included your comments below in bold with Danaher’s corresponding responses following each bold comment.  Capitalized terms used but not separately defined herein have the meanings given to such terms in the Schedule TO.

Schedule TO

Source and Amount of Funds

1. We note that the offer is unfinanced since the sales of the common stock, unsecured notes and commercial paper have not closed. Generally, when an offer is not financed, or when an Offeror’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), an Offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the Offeror will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d- 4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Peggy Kim, Esq.

U.S. Securities and Exchange Commission

June 20, 2011

Response:  We thank the Staff for their comments and have filed Amendment No. 8 this morning.  Amendment No. 8 clarifies that Danaher had as of June 17th, and continues to have today, aggregate committed financing in excess of the amount required to consummate the transactions (and also summarizes a bridge facility Danaher had previously disclosed it would enter into in its June 16th amendment filing, which facility was in fact entered into on June 17th and reported on a Form 8-K filing that same day, the sixth business day prior to the expiration of the Offer).  Specifically,  Danaher has aggregate committed financing in place for the Offer and the merger of $6.75 billion, consisting of $3.0 billion of committed financing under Danaher’s 364-day revolving credit “bridge” facility, $1.45 billion of committed financing under Danaher’s pre-existing $1.45 billion multi-year revolving credit facility and $2.3 billion of available cash.  Furthermore, as previously disclosed, following the settlement tomorrow (June 21, 2011) of the common stock offering that Danaher priced on June 14, Danaher anticipates having aggregate committed financing for the Offer and the merger of $7.72 billion.  Each of these sources of financing was disclosed in Danaher’s June 16th Amendment No. 7 to the Schedule TO (“Amendment No. 7”).  The amount required to purchase all shares pursuant to the Offer, pay the merger consideration in connection with the merger, and pay related fees and expenses is $6 billion, with an additional $700 million estimated to be required to retire the subject company’s outstanding convertible notes after the Offer has been consummated.

In light of the content of Danaher’s previous filings, Danaher believes that  Amendment No. 8 is confirmatory of the information previously disclosed and does not add new information that could be said to be material to offerees.  Accordingly, we respectfully submit that financing is certain, the Offer is fully financed, and offerees have been appropriately informed.  Indeed, given Danaher’s size and creditworthiness and the well-publicized fact that there is no financing condition to the tender offer or merger, we believe that financing for the transaction has always been viewed by the market as effectively certain (as is evidenced by the Beckman Coulter stock price).

Although, as noted by the Staff, Danaher has previously disclosed that sales of common stock, unsecured senior notes and commercial paper, in combination with available cash, are Danaher’s preferred methods for funding the Offer, consummation of such transactions is not necessary for Danaher to have adequate funds to consummate the Offer.  As disclosed in previous filings, including Danaher’s June 16th Amendment No. 7, if Danaher is unable to rely on such sales, any shortfall will be made up for by drawing down on Danaher’s credit facilities, which are committed and available and have been disclosed.  The ultimate method of financing used will not affect Danaher’s ability to consummate the Offer nor be material to offerees in this all-cash, no-financing-condition transaction.

As the Staff has noted in previous occasions and as stated in the SEC releases cited by the Staff, the determination of “materiality” and how much time ought to remain in an offer following material developments and disclosures is determined on a case-specific, facts and circumstances basis.  So, for example, if there were to have been a financing condition to the Offer (which there is not), the Staff’s position has historically been that satisfying such condition, whether by virtue of the Offeror entering into firm, committed financing arrangements or otherwise, is generally a “material change,” requiring disclosure and the offer remaining open for a reasonable period of time afterwards.  In the Staff’s view, the inclusion of a financing condition in a tender offer can create real doubt in the minds of the offerees that the offer will be completed, and thus five business days must remain once such condition is satisfied so the market can appropriately absorb the new development. These concerns are not present with respect to the Offer because, as disclosed in the Schedule TO, the Offer is expressly not conditioned on financing.  Indeed, as noted in the subject company’s Schedule 14D-9, the absence of a financing condition was of particular importance to the subject company’s board in recommending the Offer to its shareholders in light of, among other things, the heightened certainty of consummation arising from the lack of such conditionality in Danaher’s Offer.  In light of the Staff’s comment, however, Danaher has, in Amendment No. 8, highlighted at the beginning of the “Source and Amount of Funds” disclosure in the Schedule TO that: “Consummation of the Offer (and the Merger) is not conditioned on receipt of financing.  There is no financing condition to the Offer or the Merger.”

Peggy Kim, Esq.

U.S. Securities and Exchange Commission

June 20, 2011

                        In light of the foregoing, Danaher respectfully submits that, under the facts and circumstances, as it already has committed funding of $6.75 billion (and, once the equity offering settles tomorrow, will have aggregate funding of $7.72 billion) in place, well in excess of what is required to consummate the transaction, the Offer is fully funded, Danaher’s ability to finance the Offer is certain and, in light of previous disclosures and the lack of a financing condition, offerees have received appropriate and adequate disclosure of all material facts in sufficient time to enable the Offer to expire on Friday, June 24 at 5:00 p.m.  We also believe the financing disclosures in Amendment No. 7 filed on Thursday, June 16th (the 7th business day before expiration) and the Form 8-K filed on Friday, June 17th (the 6th business day before expiration), as well as  the confirmatory Amendment No. 8 filing on the morning of the 5th business day prior to expiration, have been disseminated to offerees in a manner reasonably calculated to inform securityholders as required and with adequate time for them to absorb their clarifying content.

2. We note that a bridge facility or an existing facility may be used to fund the offer. If any part of the funds is or is expected to be borrowed, please summarize each loan agreement and file any agreements as exhibits. Refer to Item 1007(d) of Regulation M-A and Item 1016(b) of Regulation M-A.

We acknowledge the Staff’s comment and have summarized such facilities and filed the associated agreements in Amendment No. 8.  We refer to the response to Comment 1 above regarding the materiality of such disclosure.

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Peggy Kim, Esq.

U.S. Securities and Exchange Commission

June 20, 2011

Danaher Corporation and Djanet Acquisition Corp. have authorized me to acknowledge on their behalf that:

-          the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

-          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-          the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to call me at (212) 403-1333 should the Staff have any questions regarding the foregoing.

Very truly yours,

/s/ Trevor S. Norwitz

Trevor S. Norwitz

Copy:                              Jonathan P. Graham, Esq.
Senior Vice President – General Counsel
Danaher Corporation